AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 2015

File No. 333-205385

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 ☐

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1 ☒

AXA Premier VIP Trust

(Exact name of registrant as specified in charter)

1290 Avenue of the Americas
New York, New York 10104
(Address of principal executive offices)

(212) 554-1234
(Registrant's Area Code and Telephone Number)

STEVEN M. JOENK
AXA Equitable Funds Management Group LLC
1290 Avenue of the Americas
New York, New York 10104
(Name and Address of Agent for Service)

With copies to:

Patricia Louie, Esq.	**Mark C. Amorosi, Esq.**
AXA Equitable Funds Management Group, LLC	**K&L Gates LLP**
1290 Avenue of the Americas	**1601 K Street N.W.**
New York, New York 10104	**Washington, D.C. 20006**

Approximate Date of Proposed Public Offering:
As soon as practicable after this Registration Statement becomes effective.

This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 shall become effective immediately upon filing pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended.

Title of securities being registered: Class B shares of beneficial interest in the series of the registrant designated as the Charter℠ Alternative 100 Moderate Portfolio and Charter℠ International Moderate Portfolio.

No filing fee is required because the registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares (File Nos. 333-70754 and 811-10509)

- The Portfolios have similar investment policies. Each Portfolio pursues its investment objective by investing in other mutual funds managed by AXA Equitable Funds Management Group, LLC ("FMG LLC" or "Manager") and in investment companies managed by investment managers other than FMG LLC (affiliated and unaffiliated "Underlying Portfolios") and in exchange traded securities of other investment companies or investment vehicles ("Underlying ETFs") comprising various asset categories and strategies. Each Portfolio invests in accordance with its asset allocation targets in equity investments, fixed income investments or non-traditional (alternative) investments. Each Portfolio invests at least 65% of its total assets in Underlying Portfolios and Underlying ETFs that invest primarily in securities of foreign companies (securities of companies organized outside of the United States and that are traded in markets outside the United States) or in currencies. In addition, the Portfolios may invest in Underlying Portfolios and Underlying ETFs that employ derivatives, including futures contracts. However, the Portfolios' asset allocation targets differ, as described immediately below. For a detailed comparison of the Portfolios' investment policies and strategies, see "Comparison of Investment Objectives, Policies and Strategies" below.

  - The International Conservative Portfolio's current asset allocation target is to invest approximately 20% of its assets in equity investments, 75% of its assets in fixed income investments and 5% of its assets in non-traditional (alternative) investments through investments in Underlying Portfolios and Underlying ETFs.

  - The International Moderate Portfolio's current asset allocation target is to invest approximately 35% of its assets in equity investments, 55% of its assets in fixed income investments and 10% of its assets in non-traditional (alternative) investments through investments in Underlying Portfolios and Underlying ETFs.

- Each Portfolio's principal risks are the same and include foreign securities risk, derivatives risk, infrastructure sector risk, equity risk, interest rate risk, credit risk, investment grade and non-investment grade securities risk, non-traditional (alternative) investment risk, real estate investment risk and risks related to investments in Underlying Portfolios and Underlying ETFs. However, to the extent the International Moderate Portfolio generally will invest a greater percentage of its assets in equity investments and in non-traditional (alternative) investments and a lesser percentage of its assets in fixed income investments than the International Conservative Portfolio, its risk profile may be considered to involve a higher degree of risk. For a detailed comparison of the Portfolios' risks, see "Comparison of Principal Risk Factors" below.

- FMG LLC serves as the investment manager and administrator for each Portfolio, and it is anticipated that FMG LLC will continue to manage and administer the International Moderate Portfolio after the Reorganization. For a detailed description of FMG LLC, please see "Additional Information about the Acquiring Portfolios — The Manager" below.

- The International Conservative Portfolio and the International Moderate Portfolio had net assets of approximately $4.4 million and $4.8 million, respectively, as of December 31, 2014. Thus, if the Reorganization had been in effect on that date, the combined Portfolio would have had net assets of approximately $9.2 million.

  In addition, as discussed in connection with Proposal 2, the International Growth Portfolio (which also is proposed to be reorganized into the International Moderate Portfolio) had net assets of approximately $4.5 million as of December 31, 2014. Thus, if the Reorganizations of both the International Conservative Portfolio and the International Growth Portfolio into the International Moderate Portfolio had been in effect on that date, the combined Portfolio would have had net assets of approximately $13.7 million.

- The shareholders of the International Conservative Portfolio will receive shares of the International Moderate Portfolio pursuant to the Reorganization. Shareholders will not pay any sales charges in connection with the Reorganization. Please see "Comparative Fee and Expense Tables," "Additional Information about the Reorganizations" and "Additional Information about the Acquiring Portfolios" below for more information.

- It is estimated that the annual operating expense ratios for the International Moderate Portfolio, for the fiscal year following the Reorganization, will be higher than those of the International Conservative Portfolio for the fiscal year ended December 31, 2014. This is the case if the Reorganizations described in Proposals 1 and 2 are approved, as well as if only Proposal 1 is approved and the International Conservative Portfolio is reorganized into the International Moderate Portfolio. For a more detailed comparison of the fees and expenses of the Portfolios, please see "Comparative Fee and Expense Tables" and "Additional Information about the Acquiring Portfolios" below.

- The Portfolios are subject to the same management and administration fee schedules. The management fee for each Portfolio is equal to an annual rate of 0.15% of its average daily net assets. In addition to the management fee, each Portfolio pays FMG LLC its proportionate share of an asset-based administration fee, subject to a minimum annual fee of $32,500. The asset-based administration fee is equal to an annual rate of 0.15% of the average daily net assets of the 19 portfolios of the Trust designated in the Trust's prospectus as "Charter^{SM} Allocation Portfolios." FMG LLC and, in certain cases, an affiliate serve as investment manager, investment sub-adviser and/or administrator for certain of the Underlying Portfolios and earn fees for providing services in these capacities, which are in addition to the fees directly associated with a Portfolio. For a more detailed description of the fees and expenses of the Portfolios, please see "Comparative Fee and Expense Tables" and "Additional Information about the Acquiring Portfolios" below.

- Each Portfolio is subject to the same expense limitation arrangement. Pursuant to a contract, FMG LLC has agreed to make payments or waive its management, administrative or other fees to limit the expenses of each Portfolio through April 30, 2016 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) ("Expense Limitation Arrangement"), so that the annual operating expenses of each Portfolio (other than interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, expenses of Underlying Portfolios and Underlying ETFs, other expenditures that are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) do not exceed an annual rate of average daily net assets of 0.65% for shares of the Portfolio.

- The International Moderate Portfolio slightly outperformed compared to the International Conservative Portfolio for the one-year period ended December 31, 2014. <u>Since inception, the International Moderate Portfolio slightly outperformed the International Conservative Portfolio.</u> Please see "Comparative Performance Information" below.

- Following the Reorganization, the combined Portfolio will be managed in accordance with the investment objective, policies and strategies of the International Moderate Portfolio (in this paragraph, "Investment Criteria"). It is not expected that the International Moderate Portfolio will revise any of its investment policies following the Reorganization to reflect those of the International Conservative Portfolio. If the Reorganization is approved, all of the International Conservative Portfolio's assets on the Closing Date will be transferred to the International Moderate Portfolio. FMG LLC has reviewed each of those Portfolio's current holdings and determined that the International Conservative Portfolio's holdings ("Assets") are generally consistent and compatible with the Investment Criteria and, thus, a large majority of the Assets could be transferred to and held by the International Moderate Portfolio. However, in addition to expected changes in Assets due to normal portfolio turnover, if the Reorganization is approved the Assets that are not compatible with the International Moderate Portfolio's current portfolio composition or the Investment Criteria will be liquidated and reinvested in assets that are consistent with the Investment Criteria. <u>The sale of portfolio holdings by the International Moderate Portfolio in connection with the Reorganization may result in the International Moderate Portfolio selling securities at a disadvantageous time and price and could result in it realizing gains (or losses) that would not otherwise have been realized and incurring transaction costs that would not otherwise have been incurred.</u>

- Except for brokerage costs, if any, <u>which are expected to be immaterial,</u> incurred in connection with the Reorganizations, FMG LLC will bear the expenses of the Reorganizations described in this Proxy Statement/Prospectus.

Comparative Fee and Expense Tables

The following tables show the fees and expenses of each Portfolio and the estimated *pro forma* fees and expenses of the Acquiring Portfolio after giving effect to the proposed Reorganization. Fees and expenses for each Portfolio are based on those incurred by it for the fiscal year ended December 31, 2014. The *pro forma* fees and expenses of the Acquiring Portfolio Shares assume that the Reorganization was in effect for the year ended December 31, 2014. The tables below do not reflect any Contract-related fees and expenses, which would increase overall fees and expenses. See a Contract prospectus for a description of those fees and expenses.

Shareholder Fees
(fees paid directly from your investment)

International Conservative Portfolio	International Moderate Portfolio	*Pro Forma* International Moderate Portfolio (assuming both Reorganizations in Proposals 1 and 2 are approved)	*Pro Forma* International Moderate Portfolio (assuming only Proposal 1 is approved)
Not Applicable.	Not Applicable.	Not Applicable.	Not Applicable.

Annual Operating Expenses
(expenses that you may pay each year as a percentage of the value of your investment)

	International Conservative Portfolio	International Moderate Portfolio	*Pro Forma* International Moderate Portfolio (assuming both Reorganizations in Proposals 1 and 2 are approved)	*Pro Forma* International Moderate Portfolio (assuming only Proposal 1 is approved)
	Class B	Class B	Class B	Class B
Management Fee	0.15%	0.15%	0.15%	0.15%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	4.09%	3.79%	1.16%	1.74%
Acquired Fund Fees and Expenses	0.65%	0.69%	0.69%	0.69%
Total Annual Portfolio Operating Expenses . .	5.14%	4.88%	2.25%	2.83%
Fee Waiver and/or Expense Reimbursement†	-3.84%	-3.54%	-0.91%	-1.49%
Total Annual Portfolio Operating Expenses After Fee Waiver and/ or Expense Reimbursement	1.30%	1.34%	1.34%	1.34%

†   Pursuant to the Expense Limitation Arrangement, FMG LLC has agreed to make payments or waive its management, administrative or other fees to limit the expenses of the Portfolio through April 30, 2016 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement), so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, dividend and interest expenses on securities sold short, capitalized expenses, fees and expenses of other investment companies in which the Portfolio invests and extraordinary expenses) do not exceed an annual rate of average daily net assets of 0.65% for the Portfolio. The Expense Limitation Arrangement may be terminated by FMG LLC at any time after April 30, 2016.

Comparison of Principal Risk Factors

An investment in a Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You may lose money by investing in a Portfolio. The following table compares the principal risks of an investment in each Portfolio. For an explanation of each such risk, see "Additional Information about the Reorganizations — Descriptions of Risk Factors" below.

Risks	International Conservative Portfolio	International Moderate Portfolio
Affiliated Portfolio Risk	X	X
Credit Risk	X	X
Derivatives Risk	X	X
Equity Risk	X	X
Foreign Securities Risk	X	X
Currency Risk	X	X
Emerging Markets Risk	X	X
Futures Contract Risk	X	X
Inflation-Indexed Bonds Risk	X	X
Infrastructure Sector Risk	X	X
Interest Rate Risk	X	X
Investment Grade Securities Risk	X	X
Large-Cap Company Risk	X	X
Liquidity Risk	X	X
Market Risk	X	X
Mid-Cap and Small-Cap Company Risk	X	X
Non-Investment Grade Securities Risk	X	X
Non-Traditional (Alternative) Investment Risk	X	X
Portfolio Management Risk	X	X
Real Estate Investing Risk	X	X
Risks Related to Investments in Underlying Portfolios and Underlying ETFs	X	X

Comparative Performance Information

The bar charts below show each Portfolio's first calendar year of performance. The tables below provide some indication of the risks of investing in each Portfolio by showing how the Portfolio's average annual total returns for the past one-year and since inception periods through December 31, 2014 compared to the returns of a broad-based market index. The hypothetical composite index shows how each Portfolio's performance compared with the returns of other asset classes in which the Portfolio may invest. The return of the broad-based market index (and any additional comparative index) shown in the right hand column below is the return of the index for the last ten years or, if shorter, since the Portfolio's inception. Past performance is not an indication of future performance.

The performance results do not reflect any Contract-related fees and expenses, which would reduce the performance results.

Capitalization

The following table shows the capitalization of each Portfolio as of December 31, 2014 and of the International Moderate Portfolio on a *pro forma* combined basis as of December 31, 2014, after giving effect to the proposed Reorganization. *Pro forma* net assets may not total and net asset values per share may not recalculate due to rounding of net assets.

	Net Assets (in millions)	Net Asset Value Per Share	Shares Outstanding
International Conservative Portfolio — Class B			
Shares	$ 4.4	$9.42	465,054
International Moderate Portfolio — Class B			
Shares	$ 4.8	$9.46	504,421
Adjustments^(a)	$ —	$ —	1,390
Adjustments^(b)	$ —	$ —	(1,990)
Pro forma **International Moderate Portfolio** —			
Class B Shares (assuming both Reorganizations in			
Proposals 1 and 2 are approved)	$13.7	$9.46	1,449,594
Pro Forma **International Moderate Portfolio** —			
Class B Shares (assuming only Proposal 1 is			
approved)	$ 9.2	$9.46	967,485

(a) Reflects adjustment for additional shares issued of Acquiring Portfolio if both Reorganizations in Proposals 1 and 2 are approved.

(b) Reflects retired shares of Acquired Portfolio if only Proposal 1 is approved.

After careful consideration, the Board unanimously approved the Plan of Reorganization with respect to the International Conservative Portfolio. Accordingly, the Board has submitted the Plan of Reorganization for approval by this Portfolio's shareholders. The Board recommends that you vote "For" Proposal 1.

Proposal 2: To approve the Plan of Reorganization with respect to the Reorganization of the International Growth Portfolio into the International Moderate Portfolio.

This Proposal 2 requests your approval of the Plan of Reorganization pursuant to which the International Growth Portfolio will be reorganized into the International Moderate Portfolio. In considering whether you should approve the Proposal, you should note that:

- The Portfolios have similar investment objectives. The International Growth Portfolio seeks long-term capital appreciation and current income. The International Moderate Portfolio seeks long-term capital appreciation and current income, with a greater emphasis on current income.

- The Portfolios have similar investment policies. Each Portfolio pursues its investment objective by investing in other mutual funds managed by AXA Equitable Funds Management Group, LLC ("FMG LLC" or "Manager") and in investment companies managed by investment managers other than FMG dividend and interest expenses on securities sold short, expenses of Underlying Portfolios and Underlying ETFs, other expenditures that are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of each Portfolio's business) do not exceed an annual rate of average daily net assets of 0.65% for the Portfolio.

- The International Moderate Portfolio underperformed compared to the International Growth Portfolio for the one-year period ended December 31, 2014. Since inception, the International Moderate Portfolio also underperformed compared to the International Growth Portfolio. Please see "Comparative Performance Information" below.

- Following the Reorganization, the combined Portfolio will be managed in accordance with the investment objective, policies and strategies of the International Moderate Portfolio (in this paragraph, "Investment Criteria"). It is not expected that the International Moderate Portfolio will revise any of its investment policies following the Reorganization to reflect those of the International Growth Portfolio. If the Reorganization is approved, all of the International Growth Portfolio's assets on the Closing Date will be transferred to the International Moderate Portfolio. FMG LLC has reviewed each of those Portfolio's current holdings and determined that the International Growth Portfolio's holdings ("Assets") are generally consistent and compatible with the Investment Criteria and, thus, a large majority of the Assets could be transferred to and held by the International Moderate Portfolio. However, in addition to expected changes in Assets due to normal portfolio turnover, if the Reorganization is approved the Assets that are not compatible with the International Moderate Portfolio's current portfolio composition or the Investment Criteria will be liquidated and reinvested in assets that are consistent with the Investment Criteria. The sale of portfolio holdings by the International Moderate Portfolio in connection with the Reorganization may result in the International Moderate Portfolio selling securities at a disadvantageous time and price and could result in it realizing gains (or losses) that would not otherwise have been realized and incurring transaction costs that would not otherwise have been incurred.

- Except for brokerage costs, if any, which are expected to be immaterial, incurred in connection with the Reorganizations, FMG LLC will bear the expenses of the Reorganizations described in this Proxy Statement/Prospectus.

Comparative Fee and Expense Tables

The following tables show the fees and expenses of each Portfolio and the estimated *pro forma* fees and expenses of the Acquiring Portfolio after giving effect to the proposed Reorganization. Fees and expenses for each Portfolio are based on those incurred by it for the fiscal year ended December 31, 2014. The *pro forma* fees and expenses of the Acquiring Portfolio Shares assume that the Reorganization was in effect for the year ended December 31, 2014. The tables below do not reflect any Contract-related fees and expenses, which would increase overall fees and expenses. See a Contract prospectus for a description of those fees and expenses.

Reorganization. Each such share will be fully paid and non-assessable by the Trust when issued and will have no preemptive or conversion rights.

Each Acquiring Portfolio is a series of the Trust. The Trust may issue an unlimited number of authorized shares of beneficial interest, par value $0.001 per share. The Declaration of Trust authorizes the Board to issue shares in different series and classes. In addition, the Declaration of Trust authorizes the Board to create new series and to name the rights and preferences of the shareholders of each series. The Board does not need additional shareholder action to divide the shares into separate series or classes or to name the shareholders' rights and preferences.

The Trust currently offers a single class of shares of each Acquiring Portfolio – Class B shares. The Trust has adopted, in the manner prescribed under Rule 12b-1 under the 1940 Act, a plan of distribution pertaining to the Class B shares of the Acquiring Portfolios. The maximum distribution and/or service (12b-1) fee for each Acquiring Portfolio's Class B shares is equal to an annual rate of 0.25% of the average daily net assets attributable to such share class. Because these distribution/service fees are paid out of an Acquiring Portfolio's assets on an ongoing basis, over time these fees will increase your cost of investing and may cost more than paying other types of charges.

Board Considerations

At a meeting of the Board held on June 9, 2015, FMG LLC recommended that each Acquired Portfolio be reorganized into its corresponding Acquiring Portfolio. FMG LLC noted that, in addition to regularly evaluating the performance of each portfolio of the Trust, it continually reviews the overall line-up of investment options and conducts in-depth analysis to provide recommendations to the Board to strengthen the Trust's lineup. FMG LLC stated that it was recommending the Reorganizations to streamline and strengthen the Trust's line-up and to address certain other developments with respect to each Acquired Portfolio, including the failure of each Acquired Portfolio to attract sufficient Contractholder interest and thus achieve a more sustainable asset base.

With respect to the Reorganization of the International Conservative Portfolio into the International Moderate Portfolio, FMG LLC noted that the Portfolios have similar investment objectives. Further, the Portfolios have the same fundamental and non-fundamental investment restrictions. FMG LLC also noted that the Reorganization would allow Contractholders to pursue similar investment objectives in the context of a larger combined fund with better prospects for attracting additional assets and the potential for lower expenses. FMG LLC discussed how the portfolio holdings differ for the Portfolios and provided fee, expense and performance information for each Portfolio, as well as *pro forma* combined fees and expenses for the International Moderate Portfolio assuming that the Reorganizations in Proposals 1 and 2 had been in effect for the period ended December 31, 2014. FMG LLC stated that it anticipated the Reorganization, if approved by Contractholders, to result in a negative impact to

42

Contractholders with assets allocated to the International Conservative Portfolio due to the International Moderate Portfolio's different "acquired fund fees." FMG LLC then stated that Contractholders invested in the International Conservative Portfolio may benefit from a reduction in "other expenses" due to the increased size of the combined Portfolio. FMG LLC noted that the International Moderate Portfolio may benefit from having a modestly larger asset base.

With respect to the Reorganization of the International Growth Portfolio into the International Moderate Portfolio, FMG LLC noted that the Portfolios have similar investment objectives. Further, the Portfolios have the same fundamental and non-fundamental investment restrictions. FMG LLC also noted that the Reorganization would allow Contractholders to pursue similar investment objectives in the context of a larger combined fund with better prospects for attracting additional assets and the potential for lower expenses. FMG LLC discussed how the portfolio holdings differ for the Portfolios and provided fee, expense and performance information for each Portfolio, as well as *pro forma* combined fees and expenses for the International Moderate Portfolio assuming that the Reorganizations in Proposals 1 and 2 had been in effect for the period ended December 31, 2014. FMG LLC stated that it anticipated the Reorganization, if approved by Contractholders, to result in a positive impact to Contractholders with assets allocated to the International Growth Portfolio due to the International Moderate Portfolio's different "acquired fund fees." FMG LLC then stated that Contractholders invested in the International Growth Portfolio may benefit from a reduction in "other expenses" due to the increased size of the combined Portfolio. FMG LLC noted that the International Moderate Portfolio may benefit from having a modestly larger asset base.

With respect to the Reorganization of the Alternative 100 Conservative Plus Portfolio into the Alternative 100 Moderate Portfolio, FMG LLC noted that the Portfolios have the same investment objective. Further, the Portfolios have the same benchmark, and fundamental and non-fundamental investment restrictions. FMG LLC also noted that the Reorganization would allow Contractholders to pursue the same investment objective in the context of a larger combined fund with better prospects for attracting additional assets and the potential for lower expenses. FMG LLC discussed how the portfolio holdings differ for the Portfolios and provided fee, expense and performance information for each Portfolio, as well as *pro forma* combined fees and expenses for the Alternative 100 Moderate Portfolio assuming that the Reorganizations in Proposals 3 and 4 had been in effect for the period ended December 31, 2014. FMG LLC stated that it anticipated the Reorganization, if approved by Contractholders, to result in a positive impact to Contractholders with assets allocated to the Alternative 100 Conservative Plus Portfolio due to the Alternative 100 Moderate Portfolio's different "acquired fund fees." FMG LLC then stated that Contractholders invested in the Alternative 100 Conservative Plus Portfolio may benefit from a reduction in "other expenses" due to the increased size of the combined Portfolio. FMG LLC noted that the Alternative 100 Moderate Portfolio may benefit from having a modestly larger asset base.

With respect to the Reorganization of the Alternative 100 Growth Portfolio into the Alternative 100 Moderate Portfolio, FMG LLC noted that the Portfolios have the same investment objective. Further, the Portfolios have the same benchmark, and fundamental and non-fundamental investment restrictions. FMG LLC also noted that the Reorganization would allow Contractholders to pursue the same investment objective in the context of a larger combined fund with better prospects for attracting additional assets and the potential for lower expenses. FMG LLC discussed how the portfolio holdings differ for the Portfolios and provided fee, expense and performance information for each Portfolio, as well as *pro forma* combined fees and expenses for the Alternative 100 Moderate Portfolio assuming that the Reorganizations in Proposals 3 and 4 had been in effect for the period ended December 31, 2014. FMG LLC stated that it anticipated the Reorganization, if approved by Contractholders, to result in a negative impact to Contractholders with assets allocated to the Alternative 100 Growth Portfolio due to the Alternative 100 Moderate Portfolio's different "acquired fund fees." FMG LLC then stated that Contractholders invested in the Alternative 100 Growth Portfolio may benefit from a reduction in "other expenses" due to the increased size of the combined Portfolio. FMG LLC noted that the Alternative 100 Moderate Portfolio may benefit from having a modestly larger asset base.

In determining whether to approve the Plan of Reorganization with respect to each Acquired Portfolio and recommend its approval to shareholders, the Board, including the Independent Trustees, with the advice and assistance of independent legal counsel, inquired into a number of matters and considered the following factors, among others: (1) the potential benefits of each Reorganization to shareholders, including the greater potential to increase the assets of the Acquired Portfolios and to realize economies of scale in the Acquired Portfolios' expenses and portfolio management fees as a result of asset growth; (2) comparisons of the Acquired Portfolios' and corresponding Acquiring Portfolios' investment objectives, policies, strategies, restrictions and risks; (3) the experience and qualifications of the Manager and key personnel managing each Acquiring Portfolio; (4) the effect of the Reorganization on an Acquired Portfolio's annual operating expenses and shareholder fees and services; (5) the relative historical performance records of the Portfolios; (6) any change in shareholder rights; (7) the direct or indirect federal income tax consequences of the Reorganizations to shareholders and Contractholders; (8) any fees or expenses that would be borne directly or indirectly by an Acquired Portfolio in connection with its Reorganization; (9) the terms and conditions of the Plan of Reorganization and whether a Reorganization would result in dilution of shareholder interests; (10) the potential benefits of the Reorganizations to other persons, including FMG LLC and its affiliates, as discussed below in the section entitled "Potential Benefits of the Reorganizations to FMG LLC and its Affiliates"; and (11) possible alternatives to the Reorganizations, including the potential benefits and detriments of maintaining the current structure.

In connection with the Board's consideration of the proposed Reorganizations, the Independent Trustees requested, and FMG LLC provided to the Board, information regarding the factors set forth above as well as other information relating to the Reorganizations.

In reaching the decision to recommend approval of the Reorganizations, the Board, including the Independent Trustees, concluded that each Portfolio's participation in the relevant Reorganization is in its best interests and that the interests of existing shareholders of the Portfolio would not be diluted as a result of the Reorganizations. The Board's conclusion was based on a number of factors, including the following:

- The Reorganizations will permit shareholders invested in each Acquired Portfolio to allocate amounts to a larger Portfolio that pursues a similar or identical investment objective and similar investment policies and that is part of a larger combined portfolio with better prospects for attracting additional assets and the potential for lower expenses.

- The annual operating expense ratio for the Charter^{SM} International Moderate Portfolio is expected to be higher than that of the Charter^{SM} International Conservative Portfolio, for the previous fiscal year, and lower than that of the Charter^{SM} International Growth Portfolio, for the previous fiscal year. The annual operating expense ratio for the Charter^{SM} Alternative 100 Moderate Portfolio is expected to be lower than that of the Charter^{SM} Alternative 100 Conservative Plus Portfolio, for the previous fiscal year, and higher than that of the Charter^{SM} Alternative 100 Growth Portfolio, for the previous fiscal year.

- Following the Reorganizations, FMG LLC will continue to serve as the investment manager and administrator of each Acquiring Portfolio.

- As a result of each Reorganization, each shareholder of an Acquired Portfolio will hold, immediately after the Closing Date, shares of its corresponding Acquiring Portfolio having an aggregate value equal to the aggregate value of the Acquired Portfolio Shares such shareholder holds as of the Closing Date.

- Each Reorganization will be effected on the basis of each participating Portfolio's net asset value, which will be determined in connection with each Reorganization in accordance with the Trust's normal valuation procedures, as applicable, which are identical for all of the Portfolios.

- Shareholders will not pay sales charges in connection with the Reorganizations.

- The Reorganizations are not expected to have any adverse tax results to Contractholders.

- Except for brokerage costs, if any, incurred in connection with the Reorganizations, FMG LLC will pay the expenses associated with the Reorganizations described in this Proxy Statement/Prospectus.

On the basis of the information provided to it and its evaluation of that information, the Board, including the Independent Trustees, voted unanimously to approve the Plan of Reorganization and to recommend that the shareholders of each Acquired Portfolio also approve the Plan of Reorganization.

The Manager has a variety of responsibilities for the general management and administration of the Trust and the day-to-day management of the Portfolios. In addition to its managerial responsibilities, the Manager also is responsible for determining the asset allocation ranges for the International Moderate Portfolio and ensuring that the allocations are consistent with the guidelines that have been approved by the Board. Within the asset allocation range for a Portfolio, the Manager will periodically establish specific percentage targets for each asset class and asset category and identify the specific Underlying Portfolios and Underlying ETFs to be held by a Portfolio using the Manager's proprietary investment process, based on fundamental research regarding the investment characteristics of the asset classes, asset categories and Underlying Portfolios and Underlying ETFs, as well as its outlook for the economy and financial markets. The Manager also will rebalance each Portfolio's holdings through its selection of Underlying Portfolios and Underlying ETFs as deemed necessary to bring the asset allocation of a Portfolio back into alignment with its asset allocation range.

As noted above, the Manager has the authority to select and substitute Underlying Portfolios and Underlying ETFs. The Manager may be subject to potential conflicts of interest in selecting Underlying Portfolios and Underlying ETFs because it (and in certain cases its affiliates) earn fees for managing and administering the affiliated Underlying Portfolios, but not the unaffiliated Underlying Portfolios or Underlying ETFs. In addition, the Manager may be subject to potential conflicts of interest in selecting affiliated Underlying Portfolios because the fees paid to it by some of the affiliated Underlying Portfolios are higher than the fees paid by other affiliated Underlying Portfolios.

A committee of FMG LLC investment personnel manages each Acquiring Portfolio.

Members of FMG LLC Committee	Business Experience
Kenneth T. Kozlowski, CFP®, ChFC, CLU	Mr. Kozlowski has served as Executive Vice President and Chief Investment Officer of FMG LLC since June 2012 and as Senior Vice President of AXA Equitable since September 2011. He served as Senior Vice President of FMG LLC from May 2011 to June 2012 and Vice President of AXA Equitable from February 2001 to August 2011. He has served as Vice President of the Trust from June 2010 to present. Since 2003 he has had primary responsibility for the asset allocation, fund selection and rebalancing of the funds of funds currently managed by FMG LLC. Mr. Kozlowski served as Chief Financial Officer and Treasurer of the Trust from 2002 to 2007.

VOTING INFORMATION

The following information applies to the Reorganization of each Acquired Portfolio for which you are entitled to vote.

Voting Rights

Shareholders with amounts invested in shares of the Acquired Portfolios at the close of business on June 30, 2015 (the "Record Date") will be entitled to be present and vote or provide voting instructions for the applicable Acquired Portfolio at the Meeting with respect to their shares or shares attributable to their Contracts as of the Record Date.

Each whole share of an Acquired Portfolio is entitled to one vote as to each matter with respect to which it is entitled to vote, as described above, and each fractional share is entitled to a proportionate fractional vote. Votes cast by proxy or in person by a shareholder at the Meeting will be counted by persons appointed as inspectors of election for the Meeting. The table below shows the number of outstanding shares of each Acquired Portfolio as of the Record Date that are entitled to vote at the Meeting. AXA Equitable owned of record more than 95% of those shares.

Acquired Portfolio	Total Number
International Conservative Portfolio — Class B Shares	470,640
International Growth Portfolio — Class B Shares	491,756
Alternative 100 Conservative Plus Portfolio — Class B Shares	404,103
Alternative 100 Growth Portfolio — Class B Shares	450,838

All properly executed and unrevoked proxies received in time for the Meeting will be voted as instructed by shareholders. If a shareholder executes a proxy but gives no voting instructions, that shareholder's shares that are represented by proxy will be voted "FOR" the respective Proposal and "FOR" or "AGAINST" any other business which may properly arise at the Meeting, in the proxies' discretion. Any person giving a proxy has the power to revoke it at any time prior to its exercise by executing a superseding proxy or by submitting a written notice of revocation to the Trust. To be effective, such revocation must be received by the Trust prior to the Meeting. In addition, although mere attendance at the Meeting will not revoke a proxy, a shareholder present at the Meeting may withdraw his or her proxy by voting in person. If a shareholder abstains from voting as to any matter, the shares represented by the abstention or broker "non-vote" will be deemed present at the Meeting for purposes of determining a quorum but will not be voted and, therefore, will have the effect of a vote against the respective Proposal.

Contractholders with amounts allocated to an Acquired Portfolio on its respective Record Date will be entitled to be present and provide voting instructions for the Acquired Portfolio at the Meeting with respect to shares held indirectly as of the Record Date, to the extent required by applicable law. Voting instructions may be solicited, and such instructions may be provided, in the same manner as proxies as described herein. AXA Equitable will vote the shares for which it receives timely voting instructions from Contractholders in accordance with those instructions. Shares in each

APPENDIX C

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

As of the Record Date, except as set forth below, to the Trust's knowledge, no person, other than AXA Equitable, owned beneficially or of record 5% or more of the outstanding Class B shares of a Portfolio.

Shareholder's or Contractholder's Name/Address	Percent of Beneficial Ownership of Shares of the Portfolio	Percent of Beneficial Ownership of Shares of the Combined Portfolio (assuming the Reorganizations occur)
Richard F. Johnson 1600 Thatch Palm Drive Boca Raton, FL 33432-7437	Charter[SM] International Conservative — Class B — 19.81%	4.42% 6.30%*
Theresa Sirianni 290 Norristown Road Blue Bell, PA 19422	Charter[SM] International Conservative — Class B — 5.10%	1.14% 1.62%*
Bruce E. Jones 8917 Ne 15th Street Vancouver, WA 98664	Charter[SM] International Conservative — Class B — 9.15%	2.04% 2.91%*
William K. Graddy 1285 Snow Road North Semmes, AL 36575	Charter[SM] International Conservative — Class B — 10.22%	2.28% 3.25%*
Vicki Kielsmeier 887 N. Bonita Way Centerville, UT 84014	Charter[SM] International Conservative — Class B — 10.55%	2.36% 3.36%*
Marilyn T. Newman 4074 S. 2225 W Roy, UT 84067	Charter[SM] International Conservative — Class B — 5.86%	1.31% 1.87%*
Jane Alpert 177 Blackwood Lane Stamford, CT 06903	Charter[SM] International Growth — Class B — 31.62%	9.42% 12.13%**
Mark L. Kaminksi 28A E. Shady Lane Houston, TX 77063-1302	Charter[SM] International Growth — Class B — 14.23%	4.24% 5.46%**
Nicole A. McCarroll 4995 Foxcreek Trail Reno, NV 89519	Charter[SM] International Growth — Class B — 5.37%	1.60% 2.06%**
Ust Dtd 5/19/2011 Lisa M. Black Tr 2 Marine Way Camden, ME 04843	Charter[SM] International Moderate — Class B — 8.96%	4.29% 6.11%* 5.52%**
Olga Ivankovich 1150 Michigan Ave. Wilmette, IL 60091	Charter[SM] Alternative 100 Conservative Plus — Class B — 12.53%	2.86% 3.83%***

The unaudited *pro forma combined* portfolio of investments and statements of assets and liabilities and operations should be read in conjunction with the historical financial statements of the Portfolios included in the Trust's Statement of Additional Information. Each of the Portfolios has substantially the same significant policies as detailed in the historical financial statements. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Following the Reorganization, the Charter[SM] International Moderate Portfolio will be the "accounting survivor." The general criteria that are applied to determine the proper accounting survivor are outlined in the "AICPA Accounting and Audit Guide for Investment Companies." The legal survivor normally is considered the accounting survivor of the reorganization. In this case, the Charter[SM] International Moderate Portfolio is the legal survivor. Other criteria include:

a.) <u>Portfolio Management</u> – The merged entity will be managed by the Manager, Adviser and portfolio managers to the Charter[SM] International Moderate Portfolio in a manner consistent with the Charter[SM] International Moderate Portfolio's current management style.

b.) <u>Portfolio Composition</u> – The merged entity's investments are anticipated to be composed of a majority of securities currently held by the Charter[SM] International Moderate Portfolio.

c.) <u>Investment Objective, Policies and Restrictions</u> – The merged entity's investment objective, policies and fundamental and non-fundamental investment restrictions will be the same as the Charter[SM] International Moderate Portfolio's current investment objective, policies and fundamental and non-fundamental investment restrictions.

d.) <u>Expense Structure and Expense Ratios</u> – The merged entity's expense structure will be the same as that of the Charter[SM] International Moderate Portfolio. The expense ratio of the merged entity will closely resemble that of the Charter[SM] International Moderate Portfolio and will be higher than that of the Charter[SM] International Conservative Portfolio.

e.) <u>Asset Size</u> – The Charter[SM] International Moderate Portfolio is larger than the Charter[SM] <u>International Conservative Portfolio</u>; and it will be the dominant portion of the merged entity.

NOTE 2 – SHARES:

The unaudited *pro forma* net asset value per share assumes common shares of beneficial interest retired for Class B, and additional common shares of beneficial interest issued for Class B, respectively in connection with the proposed acquisition of the Charter[SM] International Conservative Portfolio by the Charter[SM] International Moderate Portfolio as of December 31, 2014. The number of shares retired and additional